Exhibit 99.1

14 Akti Kondyli
185 45 Piraeus
Greece

June 8, 2007

Dear Stockholder:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders of Danaos Corporation, which will be held on Monday, July 23, 2007 at 10:00 a.m. Greek local time at our principal executive offices at 14 Akti Kondyli, 185 45 Piraeus, Greece.

The following Notice of 2007 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors.

Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Dr. John Coustas
Chairman, President and Chief Executive Officer

IMPORTANT

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2007 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2007 ANNUAL MEETING.

DANAOS CORPORATION
14 Akti Kondyli
185 45 Piraeus
Greece

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON MONDAY, JULY 23, 2007

NOTICE IS HEREBY GIVEN that the 2007 Annual Meeting of Stockholders of Danaos Corporation, a Marshall Islands corporation, will be held at 10:00 a.m. Greek local time, Monday, July 23, 2007 at our principal executive offices at 14 Akti Kondyli, 185 45 Piraeus, Greece for the following purposes:

1.                To elect two directors to hold office until the annual meeting of stockholders in 2010 and until their respective successors have been duly elected and qualified;

2.                To ratify the appointment of our independent auditors; and

3.                To transact such other business as may properly come before the 2007 Annual Meeting and any adjournments or postponements thereof.

During the 2007 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2006. Copies of our audited consolidated financial statements are contained in our 2007 Annual Report to Stockholders, which is being sent to stockholders together with the accompanying Proxy Statement.

Only holders of record of our common stock, par value $0.01 per share, at the close of business on June 7, 2007 will be entitled to receive notice of, and to vote at, the 2007 Annual Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2007 Annual Meeting. Whether or not you expect to attend the 2007 Annual Meeting in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. The proxy card shows the form in which your shares of common stock are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2007 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

Evangelos Chatzis
Secretary
Piraeus, Greece
June 8, 2007

DANAOS CORPORATION

14 Akti Kondyli
185 45 Piraeus
Greece

PROXY STATEMENT FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON MONDAY, JULY 23, 2007

This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of Danaos Corporation, a Marshall Islands corporation, for use at the 2007 Annual Meeting of Stockholders of the Company to be held at 10:00 a.m. Greek local time, Monday, July 23, 2007 at our principal executive offices at 14 Akti Kondyli, 185 45 Piraeus, Greece and at any adjournments or postponements thereof. This Proxy Statement and the accompanying materials are first being sent to our stockholders on or about June 18, 2007.

VOTING OF PROXY, REVOCATION

A proxy in the accompanying form that is properly executed, returned and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of the two nominees for director described herein, (ii) for the ratification of the appointment of our independent auditors, and (iii) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2007 Annual Meeting or any adjournments or postponements thereof. Any stockholder who signs and returns the proxy may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy or (iii) appearing in person at the 2007 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2007 Annual Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2007 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.

VOTING SECURITIES

Holders of our common stock as of the close of business on June 7, 2007 will be entitled to notice of, and to vote at, the 2007 Annual Meeting or any adjournments or postponements thereof. On that date there were 54,557,500 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2007 Annual Meeting. The presence in person or by proxy of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the 2007 Annual Meeting (regardless of whether the proxy has authority to vote on all matters) will constitute a quorum at the 2007 Annual Meeting. If the 2007 Annual Meeting is adjourned for lack of quorum on two successive occasions, at the next and any subsequent adjournment of the 2007 Annual Meeting there must be present either in person or by proxy stockholders of record holding at least 40% of our common stock entitled to vote at the 2007 Annual Meeting in order to constitute a quorum.

Assuming that a quorum is present at the 2007 Annual Meeting, directors will be elected by a plurality of votes cast. There is no provision for cumulative voting. Approval of other items at the 2007 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of directors or the outcome of the vote on other proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of June 7, 2007 held by:

•       Each person or entity that we know beneficially owns 5% or more of our common stock;

•       Each of our executive officers and directors; and

•       All our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of June 7, 2007 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 54,557,500 shares of common stock outstanding. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The address of all stockholders, executive officers and directors identified in the table and accompanying footnotes is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	43,687,195	80.0%
Iraklis Prokopakis Director, Vice President and Chief Operating Officer	443,075	*
Dimitri J. Andritsoyiannis Director, Vice President and Chief Financial Officer	177,230	*
Andrew B. Fogarty Director	—	—
Myles R. Itkin Director	—	—
Miklós Konkoly-Thege Director	2,000	*
Robert A. Mundell Director	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(2)	43,687,195	80.0%
All executive officers and directors as a group (7 persons)	44,309,500	81.2%

*                    Less than 1%.

(1)          By virtue of shares owned indirectly through Danaos Investments Limited as Trustee of the 883 Trust, which is our principal stockholder. The beneficiaries of the trust are Dr. Coustas, his wife and his descendants. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own the shares of common stock owned by Danaos Investments Limited as Trustee of the 883 Trust.

(2)          According to a Schedule 13G jointly filed with the SEC on February 9, 2007 by Danaos Investments Limited as Trustee of the 883 Trust and John Coustas, Danaos Investments Limited as Trustee of the 883 Trust owns 43,687,195 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the trust are Dr. Coustas, his wife and his descendants. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these shares of common stock.

PROPOSAL ONE—ELECTION OF DIRECTORS

Our Board currently consists of seven directors. Under our Amended and Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is duly elected and qualified. We have determined that Messrs. Fogarty, Itkin, Konkoly-Thege and Mundell are each independent, as none of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.

Messrs. Andritsoyiannis and Konkoly-Thege are Class III directors whose terms expire this year. Both are standing for election as a director at the 2007 Annual Meeting and, if elected, will serve a three-year term expiring at the annual meeting of our stockholders in 2010. Each of them has consented to be named herein and to serve if elected. We do not know of anything that would preclude any nominee from serving if elected. If either nominee becomes unable to stand for election as a director at the 2007 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of each nominee for director and each continuing director is set forth below.

The Board recommends that stockholders vote “FOR” the election of each of the following two nominees for director.

NOMINEES FOR ELECTION

Name	Age(1)	Positions	Director Since
Dimitri J. Andritsoyiannis(2)	42	Vice President, Chief Financial Officer and Class III Director—Term to Expire in 2010	2005
Miklós Konkoly-Thege(3)(4)	64	Class III Director—Term to Expire in 2010	2006

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since
Dr. John Coustas	51	President, Chief Executive Officer and Chairman and Class I Director—Term to Expire in 2009	1998
Myles R. Itkin(2)(3)	59	Class I Director—Term to Expire in 2009	2006
Dr. Robert A. Mundell(2)	75	Class I Director—Term to Expire in 2009	2006
Andrew B. Fogarty(3)(4)	62	Class II Director—Term to Expire in 2008	2006
Iraklis Prokopakis(4)	56	Vice President, Treasurer and Chief Operating Officer and Class II Director—Term to Expire in 2008	1998

(1)          As of May 15, 2007.

(2)          Member of Nominating and Corporate Governance Committee.

(3)          Member of Audit Committee.

(4)          Member of Compensation Committee.

Nominees for Election

The Board has nominated the following individuals to serve as directors:

Dimitri J. Andritsoyiannis
Vice President and Chief Financial Officer

Mr. Andritsoyiannis is our Vice President, Chief Financial Officer and has been a member of the Board since October 2005. Mr. Andritsoyiannis joined us in September 2005 and prior to that had over 15 years of experience in finance and banking. Prior to joining us, Mr. Andritsoyiannis served as director of investment banking and as a member of the board of Alpha Finance, the investment banking arm of Greece’s Alpha Bank. While he was at Alpha Finance, from the early 1990s until joining us in September 2005, Mr. Andritsoyiannis led a variety of financings, mergers and acquisitions, restructurings, privatizations and public offerings both in Greece and abroad. Mr. Andritsoyiannis holds a degree in Economics and Political Science from the Economic University of Athens, an MBA in finance from Columbia University as well as a post-graduate diploma in ship risk management from the Massachusetts Institute of Technology.

Miklós Konkoly-Thege

Mr. Konkoly-Thege has been a member of the Board since October 2006. Mr. Konkoly-Thege began at Det Norske Veritas (“DNV”), a ship classification society, in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in May 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Maritime Services Holding AS. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität, Hannover, Germany and an MBA from the University of Minnesota.

The following directors will continue in office:

Class I Directors—Term to Expire in 2009

Dr. John Coustas
Chairman, President and Chief Executive Officer

Dr. Coustas is our Chairman, President, Chief Executive Officer and has been a member of the Board since 1998. Dr. Coustas has over 25 years of experience in the shipping industry. Dr. Coustas assumed management of us in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants, The Swedish Club, the Union of Greek Shipowners and the Cyprus Union of Shipowners. Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master’s degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

Myles R. Itkin
Director

Mr. Itkin has been a member of the Board since October 2006. Mr. Itkin is the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc., in which capacities he has served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, since 1995. Prior to joining Overseas Shipholding Group in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was

Vice President of Finance at Northwest Airlines, Inc. Mr. Itkin joined the board of directors of the U.K. P&I Club in 2006. Mr. Itkin holds a Bachelor’s degree from Cornell University and an MBA from New York University.

Dr. Robert A. Mundell
Director

Dr. Mundell has been a member of the Board since October 2006. Dr. Mundell is the University Professor of Economics at Columbia University. Dr. Mundell’s principal occupation since 1967 has been as a member of the faculty of Columbia University. Dr. Mundell has served as a member of the board of directors of Olympus Corporation since 2005. Since 2003, Dr. Mundell has also served as Chairman of the Word Executive Institute in Beijing, China. He has been an adviser to a number of international agencies and organizations including the United Nations, the International Monetary Fund, the World Bank, the Government of Canada, several governments in Latin America and Europe, the Federal Reserve Board and the U.S. Treasury. In 1999 Dr. Mundell received the Nobel Prize in Economics. Dr. Mundell holds a Bachelor’s degree from the University of British Columbia, a Master’s degree from the University of Washington and a Ph.D. from the Massachusetts Institute of Technology.

Class II Directors—Term to Expire in 2008

Andrew B. Fogarty
Director

Mr. Fogarty has been a member of the Board since October 2006. Mr. Fogarty has over 16 years of experience in the transportation industry. After a career in government, including as Secretary of Transportation for the Commonwealth of Virginia, since 1989 Mr. Fogarty has held various executive positions with CSX Corporation or its predecessors, including as Senior Vice President—Corporate Services of CSX Corporation from 2001 to 2005, and his current position as Special Assistant to the Chairman of CSX since early 2006. Previously, Mr. Fogarty also held the positions of President and Chief Executive Officer of CSX World Terminals, and Senior Vice President and Chief Financial Officer of Sea-Land Service, Inc. CSX is one of the world’s leading transportation companies providing rail, intermodal and rail-to-truck transload services. Mr. Fogarty is the former chairman and current member of the board of directors of the National Defense Transportation Association and a fellow of the National Academy of Public Administration. He holds a Bachelor of Arts from Hofstra University, a Master’s of Public Administration from the Nelson A. Rockefeller College of Public Affairs & Policy at the State University of New York, and a Ph.D. from Florida State University.

Iraklis Prokopakis
Director, Vice President, Treasurer and Chief Operating Officer

Mr. Prokopakis is our Vice President, Treasurer, Chief Operating Officer and has been a member of the Board since 1998. Mr. Prokopakis joined us in 1998 and has over 30 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master’s degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas.

EXECUTIVE OFFICERS OF THE COMPANY

Our executive officers are generally elected annually by the Board and serve at the discretion of the Board. Our current executive officers, each of whom serves as a member of the Board, and their respective ages and positions are set forth below. Their biographical summaries appear above.

Name	Age(1)	Positions
Dr. John Coustas	51	President and Chief Executive Officer
Iraklis Prokopakis	56	Vice President, Treasurer and Chief Operating Officer
Dimitri J. Andritsoyiannis	42	Vice President and Chief Financial Officer

(1)          As of May 15, 2007.

CORPORATE GOVERNANCE

Our business is managed under the direction of the Board, in accordance with the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws. Members of the Board are kept informed of our business through: (i) discussions with the Chairman, President and Chief Executive Officer and other members of our management team; (ii) the review of materials provided to directors; and (iii) participation in meetings of the Board and its committees.

Documents Establishing Our Corporate Governance

The Board and our management have engaged in an ongoing review of our corporate governance practices in order to ensure full compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

Our corporate charter and bylaws are the foundation of our corporate governance. We have also adopted a number of key documents that further shape our corporate governance, including:

•       A Code of Business Conduct and Ethics for all officers and employees;

•       A Code of Conduct for the Chief Executive Officer and Senior Financial Officers;

•       A Code of Ethics for directors;

•       A Nominating and Corporate Governance Committee Charter;

•       A Compensation Committee Charter; and

•       An Audit Committee Charter.

These documents and other important information on our corporate governance, including the Board’s Corporate Governance Guidelines, are posted on our website, and may be viewed at http://www.danaos.com at “Corporate Profile—Corporate Governance.” We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Mr. Evangelos Chatzis, 14 Akti Kondyli, 185 45 Piraeus, Greece.

The Board has a commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•       Selection and monitoring of the performance of our senior management;

•       Succession planning for our senior management;

•       Qualifications for membership on the Board;

•       Functioning of the Board, including the requirement for meetings of the independent directors; and

•       Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a high standard of corporate governance.

Independence of Directors

The foundation for our corporate governance is the Board’s policy that a majority of its members should be independent. The Board believes that Messrs. Fogarty, Itkin, Konkoly-Thege and Mundell do not have or have not had a material relationship with us either directly or indirectly during 2006 that would interfere with the exercise of their independent judgment as our directors.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Corporate Governance Guidelines provide that absent unusual circumstances, a director who satisfies the standards of director independence under the New York Stock Exchange’s current listing standards will be deemed to be “independent.” In determining whether a director qualifies as independent, consideration is given to the following factors, among others:

•       Any facts and circumstances that could reasonably be expected to improperly influence the director’s exercise of judgment;

•       Whether the director would or would not qualify under other standards relating to independence, including definitions of director independence adopted by other national securities exchanges and standards of independence endorsed by persons and groups addressing corporate governance issues, including institutional investors; and

•       Countervailing considerations that tend to show that the director would not face any impairment in fulfilling his or her fiduciary duty of loyalty.

The Corporate Governance Guidelines require that determinations of director independence be made in accordance with the following procedures: (1) the Board makes its determinations as to director independence annually at the Board meeting preceding the expected release of our proxy statement for the annual meeting of stockholders; (2) the Nominating and Corporate Governance Committee reviews the independence of directors and reports its findings to the Board at that Board meeting; (3) the Nominating and Corporate Governance Committee or the Board may request a written report or documentation collecting and summarizing information relevant to its determination of a director’s independence; and (4) if required by the listing criteria of the New York Stock Exchange, the Board will issue a statement briefly explaining the basis for its determination that a director is independent and include such statement in our proxy statement for the annual meeting of stockholders.

Board of Directors

At December 31, 2006 we had seven members on the Board. Pursuant to our Amended and Restated Certificate of Incorporation, the Board may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire Board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the Board created by death, resignation, removal (which may only be for cause), failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board.

During the fiscal year ended December 31, 2006, the full Board held one meeting after we completed our initial public offering in October 2006. In addition to meetings, the Board and its committees reviewed and acted upon matters by unanimous written consent from time to time. Each director attended all of the meetings of the Board and meetings of committees of which the director was a member. To promote open discussion among the independent directors, the independent directors met once in 2006 without participation of our management and will continue to do so in the remainder of 2007 and in 2008. Mr. Andrew B. Fogarty has served as the presiding director for purposes of these meetings. The Board has not adopted any specific policy with respect to the attendance of directors at annual meetings of stockholders. We have not held an annual meeting of stockholders since we became public in October 2006.

Committees of the Board

The Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has a charter that may be viewed at http://www.danaos.com at “Corporate Profile—Corporate Governance.” We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, 14 Akti Kondyli, 185 45 Piraeus, Greece.

Audit Committee

The Audit Committee consists of Myles R. Itkin (chairman), Andrew B. Fogarty and Miklós Konkoly-Thege. All of the Audit Committee members are “independent,” as such term is defined under the New York Stock Exchange’s current listing standards. The Board has determined that Mr. Itkin qualifies as an “audit committee financial expert,” as such term is defined under current SEC regulations. The Audit Committee is responsible for (1) the retention or termination of the independent auditors and approving any non-audit work performed by such auditors, (2) approving the overall scope of the audit, (3) assisting the Board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent auditors and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditors, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, and periodically, with management, internal auditors and the independent auditors, (9) reviewing with the independent auditors any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the Audit Committee’s written charter, (12) handling such other matters that are specifically delegated to the Audit Committee by the Board from time to time, (13) reporting regularly to the full Board and (14) evaluating the Board’s performance. The Audit Committee met twice in 2006 after the closing of our initial public offering on October 11, 2006.

Compensation Committee

The Compensation Committee consists of Andrew B. Fogarty (chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. All of the Compensation Committee members, except for Mr. Prokopakis, are “independent,” as such term is defined under the New York Stock Exchange’s current listing standards. As such, we rely on the “controlled company” exemption to the New York Stock Exchange requirement that compensation committees be composed entirely of independent directors. We are a “controlled company”

within the meaning of the New York Stock Exchange’s corporate governance standards because more than 50% of our voting power is held by another company, individual or group. The Compensation Committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our Chief Executive Officer and our other executive officers, (3) developing and recommending to the Board compensation for Board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with our Chief Executive Officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the Compensation Committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the Compensation Committee by the Board from time to time. The Compensation Committee met once in 2006 after the closing of our initial public offering on October 11, 2006.

The Compensation Committee determines the compensation of our executive officers based on the Compensation Committee’s evaluation of our Company’s performance and the performance of the executive officer, information regarding competitive compensation and such other factors and circumstances as the Compensation Committee may deem relevant. The Compensation Committee also recommends to the Board the compensation of members of the Board, including Board and committee retainer fees, equity-based compensation and other similar items as appropriate. Compensation Committee actions that have a material effect on the amount or timing of compensation or benefits to non-executive directors are in all cases subject to the approval or ratification of the Board, unless specific authority for the Compensation Committee to take such action has been delegated by the Board. Other than in the capacity as a member of the Compensation Committee, in the case of Dimitri J. Andritsoyiannis, our Chief Financial Officer, our executive officers do not have any role in determining or recommending the amount or form of executive officer or director compensation.

The Compensation Committee is authorized to retain any compensation consultants that it deems necessary in the performance of its duties and to approve the compensation consultant’s retention terms and fees. The Compensation Committee has not retained any compensation consultants since our initial public offering in October 2006.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of Robert A. Mundell (chairman), Myles R. Itkin and Dimitri J. Andritsoyiannis. All of the Nominating and Corporate Governance Committee members, except for Mr. Andritsoyiannis, are “independent,” as such term is defined under the New York Stock Exchange’s current listing standards. As such, we rely on the “controlled company” exemption to the New York Stock Exchange requirement that nominating committees be composed entirely of independent directors. We are a “controlled company” within the meaning of the New York Stock Exchange’s corporate governance standards because more than 50% of our voting power is held by another company, individual or group. The Nominating and Corporate Governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the Board individuals qualified to become executive officers, (3) overseeing evaluations of the Board, its members and committees of the Board and (4) handling such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by the Board from time to time. The Nominating and Corporate Governance Committee met once in 2006 after the closing of our initial public offering on October 11, 2006.

Stockholder Nominations.   Any stockholder or the Board may propose any person for election as a director. A stockholder who wishes to propose an individual for election as a director must provide written notice to our Secretary of the intention to propose the nominee and such nominee’s willingness to serve as a director. Notice must be given not less than 90 days before the anniversary of the last annual meeting of stockholders prior to the notice or not less than 10 days prior to the meeting at which directors are to be elected, whichever deadline occurs earlier. In addition, each notice must set forth as to each individual whom a stockholder proposes to nominate for election as a director, (i) the name, age, business address and residence address of such individual, (ii) the principal occupation or employment of such individual, (iii) the number of shares of common stock of the Company which are beneficially owned by such individual, and (iv) any other information relating to such individual that is required to be disclosed under the rules of the SEC applicable to solicitations of proxies with respect to nominees for election as directors. The stockholder proposing the nominee must provide (a) his or her name and address, as they appear on the register of stockholders of the Company, (b) the number of shares of our common stock which are beneficially owned by such stockholder, and (c) the period of time such shares of common stock have been owned. Individuals proposed by stockholders in accordance with these procedures will receive the same consideration that individuals identified to the Nominating and Corporate Governance Committee through other means have.

The Nominating and Corporate Governance Committee evaluates candidates for election as directors by considering, among other things, (i) the candidate’s experience, education, expertise and skills, and how those attributes relate to our business; (ii) how those attributes of a given candidate would complement the other Board members; (iii) the candidate’s independence from conflict of interest with us; (iv) the candidate’s ability to devote appropriate time and effort in preparation for board meetings; (v) the candidate’s character, judgment and reputation, and current or past service in positions or affiliations, and (vi) in determining whether to recommend the nomination of an incumbent director for election, considerations as to whether the incumbent director has performed effectively in his or her most recent years of service and whether the director continues to substantially meet the criteria for selection as director.

The Nominating and Corporate Governance Committee evaluates qualified director candidates at regular or special Nominating and Corporate Governance Committee meetings against the current director qualification standards and reviews qualified director candidates with the Board and recommends one or more of such individuals for appointment to the Board.

Indemnification

Under the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Bylaws, every director or officer will be indemnified out of our funds against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director or officer while exercising his or her powers and discharging his or her duties. The indemnity contained in our Amended and Restated Bylaws does not extend to any matter that would render it void pursuant to the Business Corporations Act of the Republic of The Marshall Islands.

Stockholder Communications with Directors

Our Amended and Restated Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our Secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting of stockholders. Our Amended and Restated

Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders. Individuals proposed as candidates for election as director by stockholders in accordance with these procedures will receive the same consideration that individuals identified to the Nominating and Corporate Governance Committee through other means have.

Stockholders who wish to send communications on any topic to the Board, the independent members of the Board as a group or to the presiding director of the executive sessions of the independent members of the Board, Mr. Andrew B. Fogarty, may do so by writing to our Secretary, Mr. Evangelos D. Chatzis, at Danaos Corporation, 14 Akti Kondyli, 185 45 Piraeus, Greece.

Compensation

We did not pay our directors prior to our initial public offering in October 2006. Beginning in the fiscal year ending December 31, 2006, non-executive directors will receive annual fees in the amount of $50,000, plus reimbursement for their out-of-pocket expenses. For the fiscal year ending December 31, 2006, these fees were paid pro rata for the period after our non-executive directors were first elected, which coincided with the completion of our initial public offering in October 2006. Executive officers serving as directors receive no compensation for their services as a director.

Prior to 2006, our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer did not receive any compensation from us. During the year ended December 31, 2006, we paid these executive officers an aggregate amount of $1.3 million. Pursuant to the employment agreements we have entered into with these officers, from time to time we may pay any bonus component of this compensation in the form of restricted stock, stock options or other awards under our equity compensation plan. Our equity compensation plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including restricted stock, stock options and other awards) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries. The aggregate number of shares of our common stock for which awards may be granted under our equity compensation plan cannot exceed 6% of the number of shares of our commons stock issued and outstanding at the time any award is granted. No equity awards were granted in 2006.

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors has the responsibility to review, discuss and recommend for approval management compensation arrangements. The members of the Compensation Committee are Andrew B. Fogarty (Chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. Messrs. Fogarty and Konkoly-Thege are “independent,” as such term is defined under the New York Stock Exchange’s current listing standards, whereas Mr. Prokopakis is not. As such, we rely on the “controlled company” exemption to the New York Stock Exchange requirement that compensation committees be composed entirely of independent directors. We are a “controlled company” within the meaning of the New York Stock Exchange’s corporate governance standards because more than 50% of our voting power is held by another company, individual or group.

The policy of the Compensation Committee is to structure officers’ compensation arrangements so as to enable us to attract, motivate and retain high performance executives who are critical to our long-term success. The policy is designed to link compensation to how successfully our business plans are executed and how successfully we meet a number of corporate, financial and operational goals. This design is intended to provide key management personnel with increased compensation when we do well and to provide less compensation when we do not.

Prior to 2006, our executive officers did not receive any compensation from us. During the year ended December 31, 2006, we paid our executive officers an aggregate amount of $1.3 million. Pursuant to the employment agreements we have entered into with these executive officers, from time to time we may pay any bonus component of this compensation in the form of restricted stock, stock options or other awards under our equity compensation plan. Our equity compensation plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including stock options, restricted stock and stock units, bonus stock, performance stock and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries. The aggregate number of shares of our common stock for which awards may be granted under our equity compensation plan cannot exceed 6% of the number of shares of our common stock issued and outstanding at the time any award is granted. No equity awards were granted in 2006.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the “Compensation Discussion and Analysis” set forth above with management and based on such review and discussion the Compensation Committee recommended to the Board of Directors that the “Compensation Discussion and Analysis” be included in this proxy statement.

Compensation Committee
Andrew B. Fogarty (Chairman)
Miklós Konkoly-Thege
Iraklis Prokopakis

Compensation Committee Interlocks and Insider Participation

All of the members of the Compensation Committee, except for Mr. Prokopakis, who serves as our Vice President, Treasurer and Chief Operating Officer, are non-employee directors and are not former officers of the Company. During 2006, none of our executive officers served as a member of the board of directors or on the compensation committee of a corporation where any of its executive officers served on our Compensation Committee or on our Board.

Related Party Transactions

Management Affiliations

Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of September 18, 2006.

Management Agreement

Under our management agreement, our Manager is responsible for providing us with technical, administrative and certain commercial services, which include the following:

•       technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run our business;

•       administrative services, which include, in each case, at the direction of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, assistance with the maintenance of our corporate books and records, payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for submission to us), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business (our Manager provides these administrative services at its own cost and in return therefore receives the commercial, chartering and administrative services fees); and

•       commercial services, which include chartering our vessels, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuildings, and such other commercial services as we may reasonably request from time to time (our Manager provides these commercial services at its own cost and in return therefore receives the commercial, chartering and administrative services fees).

Reporting Structure

Our Manager reports to us and our Board of Directors through our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. Under our management agreement, our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer may direct the Manager to remove and replace any officer or any person who serves as the head of a business unit of our Manager. Furthermore, our Manager will not remove any person serving as an officer or senior manager without the prior written consent of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

Compensation of Our Manager

For providing its commercial, chartering and administrative services, our Manager receives a fee of $500 per day. For the management of our ships, our Manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet for the first three years of our agreement, pro rated for the calendar days we own each vessel. After three years, these fees will be adjusted annually through mutual agreement between us and our Manager. Should we be unable to agree with our Manager as to the new fees, the rate for the next year will be set at an amount that will maintain our Manager’s average profit margin for the immediately preceding three years. Our Manager also receives a commission of 0.75% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. We also pay our Manager a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf and a flat fee of $400,000 per newbuilding vessel for the supervision of our newbuilding contracts. We believe these fees and commissions are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

We also advance, on a monthly basis, all technical vessel operating expenses with respect to each vessel in our fleet to enable our Manager to arrange for the payment of such expenses on our behalf. To the extent the amounts advanced are greater or less than the actual vessel operating expenses of our fleet for a quarter, our Manager or us, as the case may be, will pay the other the difference at the end of such quarter, although our Manager may instead choose to credit such amount against future vessel operating expenses to be advanced for future quarters.

Term and Termination Rights

Subject to the termination rights described below, the initial term of the management agreement expires on December 31, 2008. The management agreement automatically renews for a one-year period and will be extended in additional one-year increments until December 31, 2020, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the contract at any point after the initial term upon 12 months’ notice to our Manager.

Our Manager’s Termination Rights.   Our Manager may terminate the management agreement prior to the end of its term in the two following circumstances:

•       First, if any moneys payable by us shall not have been paid within 60 business days of payment having been demanded in writing; or

•       Second, if at any time we materially breach the agreement and the matter is unresolved within 60 days after we are given written notice from our Manager.

Our Termination Rights.   We may terminate the management agreement prior to the end of its term in the two following circumstances upon providing the respective notice:

•       First, if at any time our Manager neglects or fails to perform its principal duties and obligations in any material respect and the matter is unresolved within 20 days after our Manager receives written notice of such neglect or failure from us; or

•       Second, if any moneys payable by the Manager under or pursuant to the management agreement are not promptly paid or accounted for in full within 10 business days by the Manager in accordance with the provisions of the management agreement.

We also may terminate the management agreement immediately under any of the following circumstances:

•       First, if either we or our Manager ceases to conduct business, or all or substantially all of the properties or assets of either such party is sold, seized or appropriated;

•       Second, if either we or our Manager files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against us or our Manager seeking to declare us or it an insolvent or bankrupt and such petition is not dismissed or stayed within 40 business days of its filing, or if our Company or the Manager admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of our Company or the Manager of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of the Manager’s or our Company’s undertaking, property or assets or if an order is made or a resolution is passed for our Manager’s or our winding up;

•       Third, if a distress, execution, sequestration or other process is levied or enforced upon or sued out against our Manager’s property which is not discharged within 20 business days;

•       Fourth, if our Manager, other than in connection with a reconstruction or amalgamation without insolvency previously approved by us, ceases or threatens to cease, either wholly or substantially, to carry on its business; or

•       Fifth, if either our Manager or we are prevented from performing any obligations under the management agreement by any cause whatsoever of any nature or kind beyond the reasonable control of us or our Manager respectively for a period of two consecutive months or more.

In addition, we may terminate any applicable ship management agreement in any of the following circumstances:

•       First, if we or any subsidiary of ours ceases to be the owner of the vessel covered by such ship management agreement by reason of a sale thereof, or if we or any subsidiary of ours ceases to be registered as the owner of the vessel covered by such ship management agreement;

•       Second, if a vessel becomes an actual or constructive or compromised or arranged total loss or an agreement has been reached with the insurance underwriters in respect of the vessel’s constructive, compromised or arranged total loss or if such agreement with the insurance underwriters is not reached or it is adjudged by a competent tribunal that a constructive loss of the vessel has occurred;

•       Third, if the vessel covered by such ship management agreement is requisitioned for title or any other compulsory acquisition of the vessel occurs, otherwise than by requisition by hire; or

•       Fourth, if the vessel covered by such ship management agreement is captured, seized, detained or confiscated by any government or persons acting or purporting to act on behalf of any government and is not released from such capture, seizure, detention or confiscation within 20 business days.

Non-competition

Our Manager has agreed that, during the term of the management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to entities controlled by Dr. Coustas, our Chief Executive Officer, which do not operate within the containership (larger than 2,500 twenty foot equivalent units, or TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Dr. Coustas does not currently control any such vessel-owning entity or have an equity interest in any such entity, other than Castella Shipping Inc., owner of one 1,700 TEU vessel. Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during this period. In addition, our Chief Executive Officer (other than in his capacities with us) and our Manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships larger than 2,500 TEUs or drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or drybulk carriers or to acquire or invest in any such business, our Chief Executive Officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our Chief Executive Officer and our Manager will be permitted to provide management services to such vessels.

Sale of Our Manager

Our Manager has agreed that it will not transfer, assign, sell or dispose of all or a significant portion of its business that is necessary for the services our Manager performs for us without the prior written consent of our Board of Directors. Furthermore, in the event of any proposed sale of our Manager, we have a right of first refusal to purchase our Manager. This prohibition and right of first refusal is in effect throughout the term of the management agreement and for a period of one year following the expiry or termination of the management agreement. Our Chief Executive Officer, Dr. John Coustas, or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary), is required, unless we expressly permit otherwise, to own 80% of our Manager’s outstanding capital stock during the term of the management agreement and 80% of the voting power of our Manager’s outstanding capital stock. In the event of any breach of these requirements, we would be entitled to purchase the capital stock of our Manager owned by Dr. Coustas or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary).

The Swedish Club

Dr. John Coustas, our Chief Executive Officer, is a member of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2004, 2005 and 2006, we paid premiums of $2.4 million in the aggregate, $3.5 million in the aggregate and $3.4 million in the aggregate, respectively, to The Swedish Club under these insurance policies.

Danaos Management Consultants

Our Chief Executive Officer, Dr. John Coustas, co-founded and has a 50.0% ownership interest in Danaos Management Consultants, which provides the ship management software deployed on the vessels in our fleet to our Manager on a complementary basis. Dr. Coustas does not participate in the day-to-day management of Danaos Management Consultants.

Payment of Dividend

We paid no dividends in 2006. Prior to our initial public offering, in 2005 we paid dividends of $244.6 million to our stockholders from our retained earnings.

Sofia III

On November 3, 2003, Reynolds Enterprises S.A., our subsidiary and the registered owner of the AIFOS, sold the vessel to Magellan Marine Inc., an entity then affiliated with us by virtue of being wholly-owned by our ultimate principal stockholder, Protector Holdings Inc. Magellan Marine Inc. then bareboat chartered the vessel, which was renamed the Sofia III, to Lito Navigation Inc., our subsidiary. The sale of the AIFOS to Magellan Marine Inc. was undertaken because such vessel was not intended to be in a pool in which it otherwise would have been included. On December 31, 2004, the bareboat charter was terminated and all of the outstanding capital stock of Magellan Marine Inc. was registered to Lito Navigation Inc. Magellan Marine Inc. is the vessel-owning subsidiary of the Sofia III and Lito Navigation Inc., which is wholly-owned by us, is the sole stockholder of Magellan Marine Inc. Each of these transactions was consummated for no consideration. On April 24, 2006, we sold the Sofia III to a third-party drybulk operator for $27.5 million and delivered the vessel to the buyer on May 12, 2006.

Castella Shipping Inc. and Palmosa Shipping Corporation

Our Chief Executive Officer has a 26.0% shareholding interest in Castella Shipping Inc., owner of one 1,700 TEU feeder containership which provides transport between liner vessels and smaller ports in the Mediterranean not directly served by liner vessels. Our Chief Executive had owned a 26.0% economic interest and 51.0% of the voting power in Castella’s former parent, Palmosa Shipping Corporation, or Palmosa, until December 18, 2006. Castella does not, and Palmosa did not, provide feeder or any other services to us or our fleet. Our Manager arranges crewing for Castella, and arranged crewing for Palmosa, on a complementary basis in order to gain access to information regarding the vessel’s maintenance and repair, off hire days, responses to unexpected events arising during voyages and other factors that are considered to be indicative of crewing performance. This allows our Manager to monitor the operational quality of Castella’s vessel (and previously Palmosa’s vessels),  which operate under entirely Ukranian crews arranged by our Manager, thereby providing our Manager with insight into the quality of these crews compared to differently constituted crews.

Offices

We occupy office space that is owned by our Manager and which is provided to us as part of the services we receive under our management agreement.

Seasonal Maritime Corporation

Seasonal Maritime Corporation, an entity wholly-owned by our Chief Executive Officer, funded $30.4 million of the $40.5 million acquisition price of the MOL Confidence under a loan agreement, dated March 14, 2006, among Seasonal Maritime Corporation, as lender, a subsidiary of ours, as borrower, and us, as guarantor. The interest rate for this loan was LIBOR plus 1.0% per annum, with a maturity date of six months after execution of the loan agreement, subject to an option for an additional six months repayment term for the borrower. In addition, a flat fee of $70,125 was paid upon execution of the loan agreement and a commitment fee of 0.50% per annum was payable quarterly on any undrawn amount, commencing March 14, 2006. On June 16, 2006, we repaid $25.4 million of the amount borrowed under this loan agreement, leaving $5.0 million outstanding as of June 30, 2006, which amount was repaid in August 2006. This loan was secured by a general assignment of income from the MOL Confidence and an assignment of insurance receivables with respect to the vessel.

We borrowed an aggregate amount of $75.0 million ($15.0 million with respect to each vessel) under an unsecured loan agreement, dated August 14, 2006, with Seasonal Maritime Corporation to partially finance the acquisition of the five 6,500 TEU newbuildings we ordered on July 26, 2006. This loan bore interest at a rate of LIBOR plus 1.0% per annum and matured six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $112,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum was payable quarterly on any undrawn amount, commencing August 14, 2006. We repaid the entire amount outstanding under this loan on December 28, 2006 with borrowings made under our credit facility with Aegean Baltic-HSH Nordbank.

We borrowed an additional aggregate amount of $25.0 million under an unsecured loan agreement, dated September 25, 2006, with Seasonal Maritime Corporation, to finance installment payments on the HN 1670, the HN 1671, the HN 1672 and the HN 1673, made on September 28, 2006. This loan bore interest at a rate of LIBOR plus 1.0% per annum and matured six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $37,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum was payable quarterly on any undrawn amount, commencing September 25, 2006. We repaid the entire amount outstanding under this loan on December 28, 2006 with borrowings made under credit facilities with The Royal Bank of Scotland and Aegean Baltic-HSH Nordbank.

We believe the fees and interest paid under these loan agreements were no less favorable than those we could have obtained in arm’s-length negotiations with an unrelated third party.

Det Norske Veritas

Until May 2006, Mr. Miklós Konkoly-Thege, a member of our Board of Directors, was President and Chairman of the Executive Board of Det Norske Veritas, which provides vessel classification services to us. During the years ended December 31, 2004, 2005 and 2006, we paid $0.5 million, $0.6 million and $0.4 million, respectively, to Det Norske Veritas for these services.

PROPOSAL TWO—RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Appointment of Auditors

The Audit Committee of the Board, subject to the approval of our stockholders, has appointed the firm of PricewaterhouseCoopers S.A., independent registered public accounting firm, as our auditors for the year ending December 31, 2007. The Board recommends approval by our stockholders of the appointment of PricewaterhouseCoopers S.A. as our auditors for the fiscal year ending December 31, 2007. Representatives of PricewaterhouseCoopers S.A. are expected to be present at the 2007 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. PricewaterhouseCoopers S.A. has been our independent auditors since 1999 and, by virtue of their familiarity with our affairs and their qualifications, are considered qualified to perform this important function.

Principal Accounting Fees and Services

The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers services performed in 2005 and 2006 and breaks down these amounts by the category of service.

	2005	2006
	(In Thousands)
Audit fees	$286.8	$260.0
Audit-related fees	170.0	180.8
Tax fees	7.3	4.6
All other fees	0	0
Total fees	$464.1	$445.4

Audit Fees

Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements.

Audit-related Fees

Audit-related fees include audit fees in connection with our initial public offering.

Tax Fees

The tax fees include the aggregate fees billed for certain tax related consultations and other work which are not reported under audit services, including the submission of zero tax returns in Singapore in relation to certain of our vessels owned by Singapore-incorporated vessel holding companies.

Other Fees

PricewaterhouseCoopers did not provide any other services that would be classified in this category in 2006 and 2005.

Pre-approval Policies and Procedures

The audit committee charter sets forth our policy regarding retention of the independent auditors, requiring the audit committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services and the fees related thereto. The chairman of the audit committee or in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.

The Audit Committee approved all of the non-audit services described above to the extent arising subsequent to the completion of our initial public offering, and the concurrent establishment of our Audit Committee, and determined that the provision of the non-audit services described above is compatible with maintaining the independence of PricewaterhouseCoopers.

The Audit Committee and the Board recommends that stockholders vote “FOR” the appointment of PricewaterhouseCoopers S.A. as our independent auditors for the fiscal year ending December 31, 2007.

OTHER MATTERS

Principal Executive Offices

Our principal executive offices are located at 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is 30 210 419 6480. Our corporate website address is http://www.danaos.com.

Audit Committee Report

The Audit Committee reviews our financial reporting process on behalf of the Board. The Audit Committee has the sole authority to retain, and set compensation and retention terms for, terminate, oversee and evaluate the work of our independent auditors. The independent auditors report directly to the Audit Committee. The Board has determined that each member of the Audit Committee is independent within the meaning of the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange’s current listing standards.

Our management is responsible for our financial reporting process, including our system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. PricewaterhouseCoopers S.A. is responsible for expressing an opinion based upon their audits of the consolidated financial statements. The Audit Committee is responsible for overseeing these processes. The Audit Committee reviews our annual audited financial statements, quarterly financial statements and filings with the SEC. The Audit Committee also reviews reports on various matters, including: (1) our critical accounting policies; (2) material written communications between the independent auditors and management; (3) the independent auditors’ internal quality-control procedures; (4) significant changes in our selection or application of accounting principles; and (5) the effect of regulatory and accounting initiatives on our financial statements. It is not the duty or the responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

The Audit Committee has adopted policies and procedures for pre-approval of all audit and permissible non-audit engagements of the independent auditors and the related fees. Under the policy, prior to the engagement of the independent auditors for the next year’s audit, our management submits an aggregate of services expected to be rendered during that year for each audit and permissible non-audit engagement to the Audit Committee for approval. The fees are budgeted and the Audit Committee receives periodic reports from our management and the independent auditors on actual fees versus the budget by type of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the pre-approved budget. In those instances, specific pre-approval of the Audit Committee is required to engage the independent auditors.

The Audit Committee has met and held discussions with our management and representatives of PricewaterhouseCoopers S.A. Our management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with our management and PricewaterhouseCoopers S.A.

The Audit Committee discussed with PricewaterhouseCoopers S.A. the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as modified or supplemented. PricewaterhouseCoopers S.A. also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 “Independence Discussions with Audit Committees” and the Audit Committee discussed with PricewaterhouseCoopers S.A. the firm’s independence. The Audit Committee reviewed the audit and non-audit fees paid to PricewaterhouseCoopers S.A., and also considered whether non-audit services performed by PricewaterhouseCoopers S.A. were compatible with maintaining the auditors’ independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of our management and independent auditors, which, in their report, express an opinion on the conformity of our annual financial statements to accounting principles generally accepted in the United States.

Based upon the Audit Committee’s discussions with our management and PricewaterhouseCoopers S.A. and the Audit Committee’s review of the representations of our management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2006 when filed with the SEC. The Audit Committee also approved, subject to stockholder ratification, the selection of PricewaterhouseCoopers S.A. as our independent auditors.

Audit Committee
Myles R. Itkin (Chairman)
Andrew B. Fogarty
Miklós Konkoly-Thege

United States Securities and Exchange Commission Reports

Copies of our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, as filed with the SEC, are available to stockholders free of charge on our website at http://www.danaos.com at “Investor Relations—SEC Filings” and “Investor Relations—Annual Reports” or by writing to the attention of our Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, 14 Akti Kondyli, 185 45 Piraeus, Greece.

General

The enclosed proxy is solicited on behalf of the Board. Unless otherwise directed, proxies held by John Coustas, our Chairman, President and Chief Executive Officer, or Iraklis Prokopakis, our Vice President, Treasurer and Chief Operating Officer, will be voted at the 2007 Annual Meeting or any adjournments or postponements thereof for the election of all nominees to the Board named on the proxy card and for the appointment of the independent auditors. If any matter other than those described in this Proxy Statement properly comes before the 2007 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their best judgment.

Please vote all of your shares. Beneficial stockholders sharing an address who are receiving multiple copies of the proxy materials, Annual Report to Stockholders and Annual Report on Form 20-F should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the Proxy Statement, Annual Report to Stockholders and Annual Report on Form 20-F to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement, Annual Report to Stockholders and Annual Report on Form 20-F to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement, Annual Report to Stockholders or Annual Report on Form 20-F, now or in the future, should submit their request to us by telephone at +30 210 419 6480 or by submitting a written request to our Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, 14 Akti Kondyli, 185 45 Piraeus, Greece.